amec

**CONSENT OF ENGINEER**

March 25, 2008

Reference is made to the Annual Report on Form 40-F (the "40-F") of Nevsun Resources Ltd. (the "Company") to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to the naming of AMEC Americas Limited as having prepared the report titled "Feasibility Study Report, Bisha Project", dated October 2006, and the use of the report in the 40-F.

Robert Stanlake, P.Eng.
Vice-President and General Manager
Mining and Metals
AMEC Americas Limited